NEWS RELEASE

April 19, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

Almaden Minerals Ltd. Announces the Adoption of Shareholder Rights Plan

The Board of Directors (the “Board”) of Almaden Minerals Ltd (the “Company”) have adopted, subject to any NYSE Amex acceptance or approval as may be required, a shareholder rights plan (the “Plan”). The TSX has given conditional approval to the Plan.

The Plan is not intended to prevent takeover bids for the Company, to secure continuance of current management or the directors in office or to deter fair offers for the Company’s shares.  The Plan will provide the Board and the shareholders with more time to fully consider any unsolicited takeover bids for the Company without any undue pressure, it will allow the Board to pursue other alternatives to maximize shareholder value, and it will allow additional time for competing bids to emerge.  The Plan will protect the Company’s shareholders from unfair, abusive or coercive takeover strategies, including the acquisition of control of the Company through a takeover bid that does not treat all shareholders equally of fairly.

To implement the Plan, the Board authorized the issue, on April 13, 2011, of one right in respect of each common share outstanding to the holder of record at 5:00 p.m. (Vancouver time) on April 13, 2011.  The rights will trade with common shares and be represented by certificates representing common shares.

On the occurrence of certain triggering events, including the acquisition by a person or group of 20% or more of the votes attached to all outstanding voting shares of the Company in a transaction not approved by the Board, the rights will entitle the holders (other than the acquiring person or group) to acquire shares of the Company at a discount to the market price.

The Board may, at its option, exchange all or any part of the outstanding rights for common shares at a ratio of one common share per right.

The rights are not triggered by purchases of voting shares made pursuant to a permitted bid, a takeover bid made to all holders of common shares on identical terms.  A permitted bid must be made by way of a takeover bid circular prepared in compliance with applicable securities laws and must comply with certain other conditions including the requirement that it must be open for at least 60 days and more than 50% of the common shares (other than shares beneficially owned by the offeror and certain related parties) must be deposited under the bid and not withdrawn before any shares may be taken up and paid for and, if 50% of the common shares are so deposited and not withdrawn, an announcement of such fact must be made and the bid must remain open for a further  ten business days.

Although the Plan is effective upon its adoption, in accordance with stock exchange requirements it will be submitted to the shareholder of the Company for confirmation at the next annual meeting to be held no later than August 28, 2011 and thereafter at every 3rd annual meeting.

A copy of the Plan has been filed on SEDAR and is available for viewing on the Company’s website at www.almadenminerals.com.

On Behalf of the Board of Directors

    “Duane Poliquin”

_____________________

Duane Poliquin

Chairman and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are “forward looking statements” as that term is used in United States and Canadian Securities laws and regulations.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as “forward-looking statements”.  Such risks and uncertainties are detailed in the Company's filings with the Securities and Exchange Commission and on SEDAR.  Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form filed on SEDAR and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.